EXHIBIT (a)(1)(H)
TRANSCRIPT OF PRESENTATION REGARDING STOCK OPTION EXCHANGE PROGRAM

Hello everyone and welcome to our communication session concerning the Multilink Stock Option Exchange Program (the “Program”)

On June 24th, Richard Nottenburg distributed an e-mail announcement to Multilink option holders in the United States and Europe to inform you of this program. We’re pleased to be able to offer the Stock Option Exchange Program, and we want to communicate the details of the Program so that you will be able to make an informed and personal decision as to whether or not this program makes sense for you.

We will be conducting these information sessions with employees in our offices within the United States and Europe. Most sessions will be done in face to face meetings such as this; others will be done using a train the trainer concept with corporate staff-people available on the phone during the meetings to answer questions. There are a number of people that have been working on this program, anyone of whom you can feel free to ask questions of. These people are Frank Probst, our Director of SEC Reporting and the Assistant Controller, Richard Sawchak, our Director of Investor Relations, Heidi Wilson, our Benefits Analyst and John Soenksen, our Controller and Treasurer.

The email sent to each of you by Richard Nottenburg referenced our stock administration intranet site where you will find the Offer to Exchange document as well as various exhibits that you would use to participate in the Program. These can be viewed online or printed on hard copy. If you are considering participating in this Program and you have not yet reviewed these materials, we strongly recommend that you do so over the next several days. If anyone is experiencing any difficulties in accessing the documents please let your local information technology contact know immediately and they should be able to help you. You can also call one of the 4 people I mentioned earlier if you continue to experience problems. I have brought hard copies of all of the materials that I will be referring to for distribution after the session.

Let’s get started then. Just to recap on what we are here for today. I will be communicating the purpose of this Program, which includes why we are offering it now, who’s eligible to participate in the Program, how the program works, how you can participate in the Program and what happens if your employment status changesAt the end of the presentation, I will open the session for questions.

So let’s start with the purpose of this Program. The purpose is to provide employees with the benefit of holding options that may, over time, have a greater potential to increase in value, and to incentivize employees to remain employed by the company. The reason the company has decided to do this now is because we feel that now more than ever the opportunity for realizing value with your existing options is limited given our current stock price compared to the exercise price of many of our outstanding options.

Who’s eligible to participate in this program? All employees in the United States and Europe who are holding stock options with strike prices of $3.90 or higher. When I refer to stock options I am including both nonqualified stock options as well as Incentive stock options that are usually referred to as ISO’s. The program is open to all Multilink employees and executive officers in the United States and Europe, as well as those persons serving on our Board of Directors.

Throughout this session we will be referring to a number of important dates. The first key date is June 24th, 2002, the date that Richard Nottenburg sent the email to Multilink option holders in the United States and Europe informing them about this option exchange program. On this date the company also filed the Offer to Exchange documents with the Securities and Exchange Commission, or SEC. This date represents the Commencement Date of this offer to exchange options. The Offer will remain open until July 23, 2002 which represents the “Cancellation Date—The “Waiting Period” begins on the “Cancellation Date” and lasts at least 6 months and 1 day. Following the Waiting Period, the Company will grant replacement options to employees that have participated in the Program, which we now expect to be on January 24, 2003, also known as the “Grant Date”.

How does the program work?

First off this program is 100% voluntary; there is no obligation to participate. In essence, the program gives you the ability to cancel options that are priced at three dollars and 90 cents ($3.90) or higher, and replace them with new options that will be granted 6 months and 1 day later on January 24th, 2003 at the then current fair market value. The new Grant Date of January 24th, 2003 could change if we extend the offer, but currently we do not expect this to happen. The exchange is a one for one exchange, so for every option that you elect to cancel you will be granted one new option. Your new options will carry the exact same vesting schedule as your canceled options. In addition, you will be given vesting credit for the six-month Waiting Period, between the time the options are cancelled and the date the replacement options are granted. Essentially that means that on January 24th, 2003 whatever options would have been vested under your old option agreement will be vested under you new replacement option agreement. You would not lose any vesting credit during the period from when your old options are cancelled to when your new options are issued. Options that have been previously exercised or ESPP shares that have been issued, or any open market purchases that you have made, are not eligible for exchange in this Program. Only outstanding unexercised options are eligible. In general the term of the old option as well as its other characteristics, other than the exercise price, will become part of your new replacement option agreement on January 24th 2003. There are some differences in the option “change in control” provisions which I will cover later in the presentation.

As we have mentioned before, this Program is completely voluntary. If you elect to participate you will be able to selectively exchange individual option grants that carry a strike price of $3.90 or greater. The only exception to this is that certain accounting rules require that all options granted in the six month period prior to the Commencement Date need to be cancelled. This means that if you choose to participate in this program, all option grants that you received on or after December 24th, 2001 will be automatically cancelled and included in this option exchange program, regardless of their exercise price. However, for option grants you received prior to December 24th, 2001, that have a strike price of $3.90 or above, you will be able to selectively choose which ones to include in this program. For example, assume you had 4 option grants, one grant on July 10, 2001 for 10,000 shares at $12, one grant on December 18, 2001 for 5,000 shares at $7, one grant on January 18, 2002 for 5,000 shares at $6 and one grant on May 12, 2002 for 5,000 shares at $3.50. Given this scenario, if you choose to participate in the stock exchange program your option grants in January and May of this year would automatically be cancelled and included in the program. The option grants that took place prior to December 24th, 2001, those on July 10th and December 18th, are included only if you so choose. In other words, you can select one or both or neither to be included in the program. The choice is yours.

How do you participate in the program?

I would like to remind each of you that the email sent out by Richard Nottenburg announcing this Program contained all of the relevant references to the intranet website and important contact information needed to participate in this Program. This information can also be found on page (ii) in the Offer Document and again in the Question and Answer section starting with Question 34 on page 8.

Now on how to participate.

The Offer to Exchange Document which is available for download on the intranet website (http://intra/stockadministration) and is also included in the package of information that I will hand out when we are done here. This document contains all of the relevant information on the program including a detailed question and answer section. If you are eligible to participate and are considering doing so, you should read this document. The forms needed to participate in the Program are also available for download and are included in the package I will hand out later.

I now want to spend a couple of minutes walking you through the participation process.

If you want to participate you will need to complete an Election Form and return it to Stock Administration in NJ no later than 12:00 Midnight, Eastern Time on July 23, 2002. You can either fax the document, mail it, send it through interoffice mail or hand deliver it to Stock Administration depending on your location. You cannot, however e-mail it. Three business days after you have successfully delivered the Election Form to Stock Administration you will receive an email confirming that your Election Form has been received and processed. If you don’t receive such a confirmation please follow up with Stock Administration. If you complete and submit an Election Form to Stock Administration and later change your mind, you can withdraw the Election Form by completing and submitting a Notice of Withdrawal form and sending it to Stock administration no later than 12:00 Midnight, Eastern Time on July 23, 2002. It’s important to note that you can’t use the Notice of Withdrawal form to make changes to your Election Form. For example, if you submitted an Election Form and now want to make a change, you may either submit a Notice of Withdrawal form to cancel your Election Form and then submit a new Election Form, or submit a new Election Form and indicate in the space provided that it is replacing a previously submitted Election Form. If you are eligible to participate but choose not to do so you do not need to do anything. You will not be included in this program unless you submit an Election Form electing to do so. Please remember that Stock Administration cannot accept any Election forms or notices of withdrawal after 12:00 Midnight, Eastern Time on July 23, 2002. Acceptance by Stock Administration means the document is physically in the possession of Stock Administration by 12:00 Midnight, Eastern Time on July 23, 2002. There will not be any exceptions to this, therefore we strongly encourage you to make your elections at least 5 business days before July 23, in order to avoid any complications. The offer to exchange your options will expire at Midnight, Eastern Time on July 23, 2002 and it is from this day forward that we count 6 months plus 1 day to get to the new option grant date of January 24th, 2003.

I also wanted to point out to you that the Election Form requires you to fill in certain information regarding your option grants such as the option number, the option grant date and the number of outstanding options related to these grants. This information is available on your personalized AST option account located at www.aststockplan.com. If you do not have your password or PIN number, please contact AST at 212-615-8709 or you may contact Stock Administration at 732 537-3771 for a personnel option status report. For those of you planning to participate, when you are filling out your Election Form, even if you don’t list option grants on or after December 24th, 2001 these will nonetheless be automatically cancelled if you participate. Since we are trying to make this as hassle-free as possible for you, I have with me copies of each of your personnel option status reports. If you would like to have this please see me after the session.

Some of you may be wondering, what happens if I decide to participate in the option exchange program and then my employment status changes?

You must remain continuously employed by the Company in order to get the replacement option grant on January 24th, 2003. You will not receive a replacement option grant and your cancelled options will not be reinstated if you do not remain an employee of the Company through the replacement option grant date of January 24th, 2003. This basically means that if you are not an employee of Multilink for any reason whatsoever on January 24th, 2003 you won’t be able to get the replacement grant. Please also note that if you are employed in the United States, employment with Multilink is at will.

Leaves of absence.    For U.S. based employees that are on a leave of absence covered by federal or state law, you will receive your replacement options on January 24th 2003. If you are on a leave of absence that is not covered by Federal or State Law, then you will receive your replacement option grant when you return to work, and the fair market value of the stock on the date that you return to work will be the exercise price that is reflected on your replacement options. If you have any questions about what is and what is not covered by Federal and State law please address these directly to Human Resources. For international offices please seek out your local human resource or administrative person that handles benefits for questions regarding how a leave of absence will affect your option exchange.

We also wanted to point out that beginning on page B-1, there are a number of addenda summarizing the tax implications for those residing outside of the United States. Again we strongly encourage you to read the entire document and to consult your tax advisor as to the tax consequences of participating in this offer.

At this point I would like to go over some other important things to consider about participating in this program.

If you are participating in the program and your options are cancelled on July 23rd, 2002, and if there is then a change in control such as a merger or acquisition where Multilink is not the surviving company, and this transaction closes prior to January 24th, 2003, your options might not be reinstated, in which case you would not participate in any potential benefit you might have had if your options had not been cancelled. It is important to understand that once the options are cancelled they no longer exist until they are re-granted on January 24th of 2003. In conjunction with understanding the change in control implications to you, it is also important to realize that if a merger or acquisition did take place where Multilink is not the surviving company, and the transaction takes place at a price equal to or less than your current option strike price, under the current option plans you might not benefit from such an event. For example, using a simple fact pattern which assumes that Multilink is acquired and that the surviving company does not assume any obligation for options under this program or, for any options that are out of the money. You are a participant in the Program and all of your options have been cancelled. In November 2002 “Company X” acquires Multilink for $5 a share. If your cancelled options had carried a strike price below $5, you may have benefited from this transaction if you had not chosen to participate in the option exchange program. However since all of your options have been cancelled you may no longer benefit from these options. Using the same example of “Company X”, if you decided not to participate, and let’s say you were holding options at $5.75, you also would not benefit since your option strike price is higher than the purchase price that “Company X” is offering.

Another point to note is that all of the replacement options will be issued from our 2000 Stock Incentive Plan. There are differences between the old plans, the 1998 and 1999 plans, under which many of your existing options have been granted, and the 2000 Plan. Generally speaking, the 2000 plan is more comprehensive than the old plans and employees will not be foregoing benefits by having replacement options issued under the 2000 plan. However, there are differences in the change of control provisions between the 1998 and 1999 plans and the 2000 plan which you should understand. The best place to review these differences is in the offer document. If you go to page 6, Question 23 there is a good summary of the differences. On page 20 and 21 there is a good description of the terms of the 2000 Stock Incentive Plan. For even more details on this, you can review the actual plan documents on the AST website at www.aststockplan.com.

For those employees holding ISO’s (incentive stock options) that may be eligible to be included in the Program, once cancelled they will be reissued as nonqualified options. There will be no ISO’s issued as replacement options under the stock exchange program. The primary difference between the ISO and nonqualified options relates to personal tax treatment at exercise and we suggest you read the Offer to Exchange document which describes this difference. If you continue to have questions, please consult your personal tax advisor.

If you are a participant in this Program, you will not be able to receive any new option grants during the period between July 23rd, 2002 and the replacement option grant date of January 24th, 2003. This goes back to the rule that requires you to look back 6 months from the commencement date and forward 6 months plus a day from the date that the offer expires and the options are cancelled. The company would incur adverse accounting implications if it were to issue shares to participants during this time period.

For US based employees, if you are participating in the Program and you are a non-exempt employee (which means that you are paid for overtime) you are required to wait an additional six months after the replacement options grant date before you are able to exercise your newly issued stock options. This is due to a federal law called the Workers Economic Opportunity Act. Basically this means that when your new options are issued on January 24th, 2003, you will not be able to exercise any of the vested options until July 24th, 2003. In order to make sure that you are not negatively impacted by this, if your employment with the company is terminated during the period from January 24 to July 24, 2003, the amount of time you have to exercise your options will begin after this six month period during which you can’t exercise. For example, let’s say that you are participating in the program and are issued new options on January 24th, 2003. On March 10th your employment with Multilink terminates. Normally you would have 3 months from the date of your last day of employment to exercise your shares. In this case 3months from March 10th is June 10th. In this scenario, for those options granted to you on January 24th, 2003 you will have 3 months from July 24th, 2003 or October 24th, 2003 to exercise the shares granted to you in January. If you have any further questions about this or the Workers Economic Opportunity Act please contact your Human Resource representative.

Those are the highlights of the program. I hope that this was informative and clear. Are there any questions?

If there are no more questions I would like to hand out the information packages. Thanks for your attention and good luck in making your decision.

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